UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Pointer Telocation Ltd.

On February 29, 2016, Pointer Telocation Ltd. issued a press release with its 2015 financial results.

A copy of this press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.

This Form 6-K is being incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibit

Exhibit 1	Press release dated February 29, 2016, announcing Pointer Telocation’s 2015 financial results.

The US GAAP information set forth in the Interim Consolidated Balance Sheets, Interim Consolidated Statements of Operations and Interim Consolidated Statements of Cash Flows in the financial tables on Pages 6 - 10 of Exhibit 1 is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2016	POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors